UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Submission of Matters to a Vote of Security Holders

At the annual general meeting (the “Meeting”) of Zapp Electric Vehicles Group Limited (the “Company”) held on April 11, 2024 the following matters were submitted to a vote of shareholders and received the following votes:

Proposal 1 – As an ordinary resolution, the Company’s shareholders approved a consolidation of the Company’s authorized share capital at a ratio of 1-for-20 (the “Reverse Stock Split”), in order that the Company’s authorized share capital be amended from US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 to US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002, per the following votes:

For	Against	Abstain
35,588,066	86,387	77

Proposal 2 – As a special resolution, the Company’s shareholders approved adoption of a proposed new Amended and Restated Memorandum and Articles of Association of the Company, reflecting the Reverse Stock Split, per the following votes:

For	Against	Abstain
35,583,220	86,433	4,877

Following the Meeting, as previously authorized by the Company’s board of directors, the Company initiated the process to effect the Reverse Stock Split, which will be effective at 4:01 p.m. EDT on Monday, April 22, 2024, and the ordinary shares will begin trading on a split-adjusted basis when the Nasdaq Global Market (“Nasdaq”) opens for trading on Tuesday, April 23, 2024. The press release issued by the Company and the new Amended and Restated Memorandum and Articles of Association reflecting the Reverse Stock Split are included as exhibits to this Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release issued by Zapp Electric Vehicles Group Limited, dated April 16, 2024.
99.2	Amended and Restated Articles of Association, approved April 11, 2024 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: April 16, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer